

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

>   **Re: Motorcar Parts of America, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2022**
>   **Filed June 14, 2022**
>   **File No. 001-33861**

Dear David Lee:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished February 9, 2023

Exhibit 99.1

1.   We note you provide a range of forward-looking EBITDA and adjusted EBITDA for fiscal 2023 without providing reconciliations to the most directly comparable GAAP measure or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measure. If all of the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 102.10(a), 102.10(b), and 103.02 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

2.   We have reviewed your response to comment 1 and note that your Hard Parts operating segment consists of rotating electrical products, wheel hub products, brake-related products, and turbochargers. We further note that you quantify net sales for the first three product categories on page F-27 and that each category significantly contributed to your net sales. In addition, we note from recent earnings call transcripts that management appears to monitor gross margins of these product lines and that the product categories have different gross margin profiles. As an example, during the second quarter earnings call held November 9, 2022, management indicated that brake-related gross margins currently "are lower than some of the legacy products." Please tell us how you determined that none of the Hard Parts product lines represent operating segments. In doing so, ensure that you provide us with the following information:

- Tell us the title and describe the role of each individual who reports to your Chief Operating Decision Maker ("CODM").

- Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who, if anyone, is held accountable for the product lines within Hard Parts and the titles and roles of the persons these individuals report to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

- Considering the significance of the rotating electrical, wheel hub, and brake-related sales in relation to your Test Solutions and Diagnostic Equipment and Heavy Duty operating segments, explain why, if true, the CODM regularly reviews the less significant operating segments but not the more significant Hard Parts product lines.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing